UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-32977

FORM 12b-25/A	CUSIP NUMBER 38011M603 38011M405

NOTIFICATION OF LATE FILING

(Check One):  ☐Form 10-K    ☐Form 20-F    ☐Form 11-K    ☒Form 10-Q   ☐Form 10-D    ☐Form N-SAR ☐Form N-CSR
   For Period Ended: March 31, 2013
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I —REGISTRANT INFORMATION GMX Resources Inc.
Full Name of Registrant N/A
Former Name if Applicable One Benham Place, 9400 North Broadway, Suite 600
Address of Principal Executive Office (Street and Number) Oklahoma City, Oklahoma 73114
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Explanatory Note:
GMX Resources Inc. (the “Company”) is filing this Amendment to its Form 12b-25 filed with the Securities and Exchange Commission on May 9, 2013 (the “Original Filing”) for the purpose of correcting the date of the “For Period Ended” field, above.  The Original Filing incorrectly identified the Form 10-Q as being for the period ended March 31, 2012.  This Amendment correctly identifies the filing as relating to the Form 10-Q for the period ended March 31, 2013.
Except as described above, no other changes are being made to the Original Filing.
As previously disclosed, on April 1, 2013, the Company filed a voluntary petition (In re: GMX Resources Inc., Debtor, Case No.13-11456) for reorganization under chapter 11 of title 11 of the U.S. Code in the Bankruptcy Court for the Western District of Oklahoma. The Company has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 without unreasonable effort and expense due to the focus of the Company's resources (including personnel and available funds) on the bankruptcy process. As a result, the Company's financial results for the quarter ended March 31, 2013 have not been finalized. The Company intends to make such disclosures as are required in the bankruptcy process.

PART IV — OTHER INFORMATION
(1)		Name and telephone number of person to contact in regard to this notification.
James A. Merrill	405	254-5805
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Form 10-K for the year ended December 31, 2012.
		☐ Yes ;☒ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☐ Yes ; ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GMX Resources Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 10, 2013	GMX RESOURCES INC. /s/ JAMES A. MERRILL Name: James A. Merrill Title: Chief Financial Officer